                                                                    Exhibit 99.1

                                               [FISHER & PAYKEL HEALTHCARE LOGO]




NEWS RELEASE
--------------------------------------------------------------------------------
STOCK EXCHANGE LISTINGS: NEW ZEALAND (FPH), AUSTRALIA (FPH), NASDAQ (FPHC)


FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED NEWS RELEASE

RESPONSE TO COMPETITOR PRESS RELEASE

Auckland, New Zealand, 28 August 2002 - Fisher & Paykel Healthcare Corporation Limited (NZSE:FPH. ASX:FPH, NASDAQ:FPHC)

Today, ResMed, Inc. announced to the US market that it had filed suit against Fisher & Paykel Healthcare Corporation Limited alleging that Fisher & Paykel Healthcare's Aclaim nasal masks infringe ResMed's intellectual property rights.

Fisher & Paykel Healthcare Corporation Limited is not aware of the basis of the suit as it was filed without warning and had not been served on the Company by the close of business in the US. Accordingly, the Company's management cannot comment on the substance of ResMed's claim at this time. However, the Company has procedures in place to avoid infringing the intellectual property rights of its competitors and to protect its own intellectual property.

The Company will make a further announcement to the market once it receives the suit.



Ends//


Further information can be obtained by contacting Tony Barclay on +64 9 574 0119 at Fisher & Paykel Healthcare Corporation Limited or by visiting the company's website at www.fphcare.com